EXHIBIT 99.1

NEWS RELEASE TSX: ELD NYSE: EGO	May 31, 2024

Eldorado Gold Publishes 2023 Sustainability Report;

Our Sustainability Framework in Action

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”) Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce the publication of its 2023 Sustainability Report (the “Report”), which provides details of the Company’s environmental, social and governance (“ESG”) performance over the past year. The Report is available on Eldorado Gold’s website (https://sustainability.eldoradogold.com). All financial figures stated within this release are in U.S. dollars unless otherwise stated.

“At Eldorado, health, safety and sustainability are key to who we are and is considered in everything we do, from exploration to closure, as we continue to break new ground and deliver lasting positive impacts” said George Burns, Eldorado’s President and CEO. “The 12th annual Sustainability Report published today summarizes our performance across our global sites and primarily focuses on our four producing mines in Canada, Türkiye and Greece (the Lamaque Complex, Kışladağ, Efemçukuru and Olympias) and our development project in Greece (Skouries).”

“We continued to focus on strengthening our sustainability performance across all our sites during 2023. At Olympias, we conducted a Sustainability Integrated Management System Compliance Verification with external verification where they achieved a Level AAA for Biodiversity Conservation Management and Tailings Management against MAC-TSM standards as well as AAA scores on several other indicators covering Health and Safety and Water Stewardship.  Additionally, during the year we rolled out our first-ever Supplier Code of Conduct, an essential addition to our policies and an important step in our responsible supply chain journey.”

“Last year, we were also proud to be included in the Globe and Mail’s 2023 Board Games, where in recognition of our governance and disclosure practices, we ranked first in our sector (Materials) and 27th overall.  As we look forward, our entire Eldorado team is committed to continually improving. We remain committed to continuing to investigate opportunities to leverage the latest technology and innovations to set industry standards and best practices that will create value for today and future generations,” concluded George Burns.

2023 Report Highlights and Achievements:

(Organized by the four pillars of our Sustainability Framework):

Safe, Inclusive and Innovative Operations

•	Exceeded aspirational target as set in Eldorado’s Diversity Policy for Board of Directors composition, with females representing 56% and other designated groups representing 11% of the directors.
•	Reduced potentially fatal occurrence frequency rate by 20% at global operations.
•	Achieved target to reduce lost-time injury frequency rate (“LTIFR”) by 10% from 2022, with the lowest LTIFR in the 12 years of reporting.
•	Supported diversity within our supply chain through multiple partnerships as part of our continued sponsorship of the Artemis Project, which brings together women-led businesses related to mining.

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Responsibly Produced Products

•	Received external verification of the implementation of the Mining Association of Canada’s TSM (“MAC-TSM”) at Olympias:
o	Level AAA performance across all indicators in Biodiversity Conservation Management and Tailings and several AAA scores in Health and Safety and Water Stewardship.
•	Received assurance of full conformance with the World Gold Council (“WGC”) Year 3 Responsible Gold Mining Principles (“RGMP”) requirements.
•	Formally adopted our first-ever Supplier Code of Conduct across our global operations.

Engaged and Prosperous Communities

•	Committed to local employment and procurement:
o	Achieved 79% employment from the local communities surrounding Eldorado’s global operations and 99% employment from the countries in which the Company operates.
o	Paid over $693 million to domestic suppliers, an increase of 18% compared to 2022.
•	Made $4.29 million in community investments, with over 56% focused on building human and institutional capacity to support current and post-mining communities needs through education, infrastructure and economic development.
•	Had zero major community or human rights incidents.

Healthy Environments Now and for the Future

•	Had zero major environmental incidents and no significant spills across Eldorado’s global sites.
•	Continued to implement Eldorado Gold’s Climate Change Strategy - in support of the Company’s target to mitigate greenhouse gas (“GHG”) emissions by 30% by 2030, from 2020 levels, on a business-as-usual basis:
o	Operationalized the first of two electric haul trucks at the Lamaque Complex for use in the underground operations.

The 2023 Sustainability Report has been produced with reference to the Global Reporting Initiative (“GRI”) Universal Standards, and we have aligned our disclosures with our Communication on  Progress for the United Nations Global Compact in support of the Sustainable Development Goals, the Sustainability Accounting Standards Board (“SASB”) – Metals & Mining Standard and the UN Guiding Principles Reporting Framework.

Feedback

Eldorado Gold welcomes feedback from all stakeholders regarding the Company’s sustainability reporting. Please direct comments or requests for further information to Investor Relations.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications and External Affairs

647.271.2827 or 1.888.353.8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this News Release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “advance”, “aim”, “anticipates”, “become”, “believes”, “budget”, “committed”, “continue”, “estimates”, “expects”, “exploring”, “focus”, “forecasts”, “foresee”, “forward”, “future”, “goal”, “guidance”, “intends”, “objective”, “opportunity”, “outlook”, “plans”, “potential”, “priority”, “project”, “prospective”, “scheduled”, “seek”, “strategy”, “strive”, “target”, “underway”, “vision”, “working” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “continuously”, “could”, “likely”, “may”, “might”, “periodically”, “regularly”, “will” or “would” be taken, occur or be achieved.

Forward-looking information includes, but is not limited to, statements or information with respect to: our beliefs with respect to innovation and impact; our commitment to continually improving; our intentions towards best practices and industry standards; our ongoing efforts towards our GHG emissions reduction target and the specifics of that target; and generally our strategy, plans and goals.  Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including assumptions about: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this press release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the outcome of planned technical studies, production and exploration, development, optimization and expansion plans at the Company’s projects; possible variations in ore grade or recovery rates; changes in mineral resources and mineral reserves; costs and timing of the development of new deposits; success of exploration activities; ability to meet production, expenditure and cost guidance; timing and cost of construction, and the associated benefits; ability to achieve expected benefits (such as recoveries of gold and other metals) from improvements; development risks (and the corresponding impact on our 2024 production guidance); production and processing estimates; risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); risks relating to any pandemic, epidemic, endemic or similar public health threats; development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters; production and processing; waste disposal; geotechnical and hydrogeological conditions or failures; the global economic environment; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek Transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act (SOX); commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-Looking Information and Risks” and “Risk Factors in Our Business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form, MD&A & Form 40-F filed on SEDAR+ and EDGAR under our Company name, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

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